Filed by Coca-Cola HBC AG and

Coca-Cola Hellenic Bottling Company S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rules 14d-2 and 14d-9 under the Securities Exchange Act of 1934

Subject Companies:

Coca-Cola HBC AG

(Commission File No. 132-02769)

Coca-Cola Hellenic Bottling Company S.A.

(Commission File No. 001-31466)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD VIOLATE THE LAWS OF THAT JURISDICTION

This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any transferable securities referred to in this document except on the basis of information contained in the Prospectus and the Greek Offer Documents proposed to be published by Coca-Cola HBC AG in due course in connection with the proposed Greek exchange offer and the admission of the ordinary shares of Coca-Cola HBC AG to the premium segment of the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc’s main market for listed securities (the “Admission”). A copy of the Prospectus will, following publication, be available from Coca-Cola HBC AG’s website at http://www.coca-colahbcag.com.

Employee Share Purchase Plan/ Employee Share Incentive Plan

Q&As for Plan Members and Participants

Below are some indicative questions and answers relating to Coca-Cola Hellenic Bottling Company S.A.’s Employee Share Purchase Plan (the “ESPP”) and the Coca-Cola Bottlers (Ulster) Limited Share Incentive Plan (the “Northern Ireland SIP”, and together with the ESPP, the “Plans”)

As a result of applicable securities laws, it is currently not possible for the company to provide comprehensive responses to all questions from plan members and participants.  However, the questions and answers below are intended to provide some guidance to plan members and participants for the time being.  Further guidance will be provided once the Prospectus and Greek Offer Documents are available.

A. General:

1. What does it mean the ESPP and the Northern Ireland SIP are suspended?

There will be no share purchases under the Plans from October until completion of the share exchange offer.  As a result, no further contributions will be made to the Plans until the completion of the share exchange offer.

2.  When will the suspension period end?

The suspension period will end once the share exchange offer is completed.  Completion of the share exchange offer is currently expected at the end of December 2012/early January 2013.  At the time of completion of the share exchange offer, it is expected that the ESPP and the Northern Ireland SIP will be amended or replaced so that the shares held and purchased under those plans are the shares of Coca-Cola HBC AG, rather than Coca-Cola Hellenic Bottling Company S.A.  In all other respects the Plans will continue and it is intended that you will be able to participate in the same way that you participate now.  The amended or replacement plans are referred to herein as the “New Plans”.

3. Can I sell shares or buy shares during the suspension period?

Subject to the terms and conditions of the Plans, you can sell shares held under the Plans or withdraw shares from your Plan account to your own account at any time until completion of the share exchange offer. However, there will be no more share purchases until the offer is complete and the New Plans come into effect (see also question 1 above).

4. What is happening with the unused contributions I have made?

Any contributions you have made to the ESPP which have not yet been used to purchase shares will be carried over to the New Plan.

However, in relation to any contributions you have made to the Northern Ireland SIP which have not yet been used to purchase shares, because of local legislation it is not possible to carry these forward.  They will therefore be refunded to you through payroll (subject to Income Tax and National Insurance Contribution deductions).

5. In relation to the ESPP can I ask to have my unused contributions paid back?

No.  This is because your participation in the ESPP will automatically continue in respect of the New Plan.  However, you may choose to withdraw from participating in the ESPP, in which case your unused contributions will be returned to you.  Note however that no matching contributions would then be made by the Company (see question 6 below).

6. What will happen with the company contributions during the suspension period?

Since the Plans will be suspended during the suspension period, no company contributions will be made during this time.

However, in relation to the ESPP, because your unused contributions will be carried over into the New Plan (see question 4 above), once the suspension period is lifted and the New Plan begins to operate, the Company will match your carried over contribution.

In relation to the Northern Ireland SIP, for the first month in which the New Plan is operated you will be given the opportunity to “top-up” your contributions in line with the Plan rule limits, which are £1,500 per tax year or 10% of salary (whichever is the lower).  If you do this, the company will match this additional contribution.  Further details of how to do this will be given to you in due course.

7. Will our Trustee and Plan Administrators be changed?

We have not made a decision yet. We need to consider Swiss regulations as well as how to implement the New Plans most efficiently. If there are any changes, these are not expected to affect the substantive terms of the Plan.

8. What are the terms of the New Plans?

The terms of the New Plans are still being worked out.  However, subject to applicable legal constraints and to the extent practicable, it is expected that the terms of the New Plans will be substantially similar to those of the existing Plans.

9. When can we expect the New Plans to be operated?

As soon as the share exchange offer closes in early Q1 2013.

10. What do I need to do to participate in the share exchange offer in respect of shares I currently hold in the Plans?

You do not need to take any action at the moment.  We will communicate instructions when the offer opens for acceptance. The offer is not expected to open for acceptance until certain regulatory approvals have been obtained the Prospectus and Greek Offer Documents (each as defined under “Important Notices” below) are made available.   This is not expected to occur until mid-November 2012.

11.  What happens if the share exchange offer does not complete (including if the 90% acceptance condition is not met)?

If the share exchange offer is not completed at the end of the relevant offer period or the 90% acceptance condition is not met, it is expected that the existing Plans will continue and the suspension will be lifted.  If this situation arises, exact details of the arrangements will be confirmed in due course.

12. What will happen with the shares of employees who are being made redundant?  How will the matching contributions work?

As provided in the Plans, in case of any redundancies, all the shares held by affected employees will vest and will be withdrawn from the Plan. Any employee or matching employer contributions which have not yet been used to buy shares will be returned in cash, subject to any applicable deductions.

13. What will happen with the shares of people that are leaving the company for other reasons?

If an employee leaves his or her employment with the Group other than by reason of redundancy , the normal rules of the Plans will apply.  Any unused contributions made by an employee leaving the company will be refunded in cash, subject to any applicable deductions.

14. What are the tax implications of the New Plans for me?

It is expected that there will be no change to the tax treatment under the New Plans.  However, you should obtain your own tax advice as tax implications may depend on your personal circumstances.

15. What will happen to the vesting of my matching shares during the suspension period?

Vesting of your matching shares will continue as normal (i.e. as if the suspension was not in effect).  You will, therefore be able to sell any vested shares during the suspension period.

16. What is the tax impact of participating in the exchange offer in respect of my shares held under the Plans?

Details of the tax impact of the exchange offer will be set out in further communications to be made to you in due course following the publication of the Greek Offer Documents and the Prospectus.

Important Notices

General

The exchange offer described herein is addressed to the shareholders of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”) and only to persons to whom it may be lawfully addressed.  The Greek exchange offer will be made in the territory of the Hellenic Republic and to the public in the United Kingdom.  The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside the Hellenic Republic, the United Kingdom or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not being made, directly or indirectly, by mail or by any means in or into Australia, Canada, Japan or any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of, the Greek information circular, the prospectus relating to the ordinary shares of Coca-Cola HBC AG approved by the United Kingdom Listing Authority (the “Prospectus”), a declaration of acceptance and any other document or material relevant thereto (together, the “Greek Offer Documents”) is illegal or contravenes any applicable legislation, rule or regulation (together, the “Excluded Territories”) except as set out below for the United States. Accordingly, copies of any such documents and materials will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of this document or of any Greek Offer Document in any jurisdiction outside the Hellenic Republic or the United Kingdom (or any documents relating to the U.S. Exchange Offer other than in the United States or to holders of Coca-Cola Hellenic ADSs)  may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Greek Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Greek Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Greek Offer Document is sent for information purposes only.

United States

Separate documentation for the U.S. exchange offer will be made available to holders of ordinary shares of Coca-Cola Hellenic located in the United States and holders of American depositary shares representing ordinary shares of Coca-Cola Hellenic, wherever located.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

Coca-Cola HBC AG and Coca-Cola Hellenic may be required to file materials relevant to the U.S. exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Such documents, however, may not all be currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC AG and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This document does not contain, constitute or form part of any offer or invitation to sell or subscribe or any solicitation of any offer to purchase or subscribe for any securities in any jurisdiction, and neither this document (nor any part of it) nor the fact of its distribution form the basis of, or may be relied upon in connection with, or act as any inducement to enter into, any contract or commitment whatsoever.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as “believe,” “outlook,” “guidance,” “intend,” “expect,” “anticipate,” “plan,” “target” and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, statements regarding the creation of the Replacement Plan, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

Although Coca-Cola HBC Northern Ireland Limited, Coca Cola HBC AG and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC Northern Ireland Limited, Coca Cola HBC AG and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC Northern Ireland Limited nor Coca Cola HBC AG nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola HBC Northern Ireland Limited or Coca-Cola Hellenic is required by law to update these forward-looking statements, neither Coca-Cola HBC Northern Ireland Limited nor Coca-Cola Hellenic will necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.